UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                            Fashionmall.com, Inc.
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                                (Name of Issuer)

                         Common Stock, Par Value $ .01 per share
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                         (Title of Class of Securities)


                                   31186K 10 6
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                                 (CUSIP Number)


            Benjarmin Narasin, President and Chief Executive Officer
                              Fashionmall.com, Inc.
                          575 Madison Avenue, 5th Floor
                               New York, NY 10022
                                 (212) 891-6064
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      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                December 29, 2000
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             (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with the statement [ ]. A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                             13D
CUSIP No.   31186K 10 6                                             Page 2 of 7
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(1)       NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          GenesisIntermedia.com, Inc.
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(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)         [ ]
                                                               (b)         [ ]
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(3)      SEC USE ONLY

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(4)      SOURCE OF FUNDS*

         WC;BK
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(5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                  [   ]
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(6)       CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
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  NUMBER OF           (7)    SOLE VOTING POWER

   SHARES                    532,500
                             ---------------------------------------------------
                      (8)    SHARED VOTING POWER
BENEFICIALLY
                             0
                             ---------------------------------------------------
  OWNED BY            (9)    SOLE DISPOSITIVE POWER

   EACH                      532,500
                             ---------------------------------------------------
REPORTING             (10)   SHARED DISPOSITIVE POWER

PERSON WITH                  0
--------------------------------------------------------------------------------
(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         532,500
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(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                         [   ]
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(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         7.1%
--------------------------------------------------------------------------------
(14)     TYPE OF REPORTING PERSON*

         CO
--------------------------------------------------------------------------------
*  SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                                           13D
CUSIP No.  31186K 10 6                                               Page 3 of 7
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Item 1.  Security and Issuer.

     This statement on Schedule 13D relates to shares of common stock, $.01 par value per share, of Fashionmall.com, Inc., a Delaware corporation. The Issuer's principal executive offices are located at 575 Madison Avenue, 5th Floor, New York, New York 10022.

Item 2.  Identity and Background.

     (a) GenesisIntermedia.com, Inc. ("Reporting Person")

     (b) 5805 Sepulveda Blvd., 8th Floor, Van Nuys, CA 91411

     (c) Principal Business: Reporting Person is a Delaware corporation that develops marketing, advertising and sales of its own products and those of its clients utilizing traditional marketing channels and is the leading provider of public Internet access portals in shopping malls.

     (d) During the last five years, neither Reporting Person nor its beneficial owners, directors and/or officers, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, neither the Reporting Person, nor its beneficial owners, directors and/or officers, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

     (a) Reporting Person purchased shares of the issuer on the open market beginning on November 28, 2000. Reporting Person became a 5% stockholder on December 29, 2000.

     (b) Reporting  Person made the various  purchases  listed in Item 5 of this
Schedule 13D for an aggregate amount of $1,538,219.15. The source of the funds for these purchases were working capital of Reporting Person as well as loans made in the ordinary course of business by Deutche Bank pursuant to an open-ended line of credit with interest calculated 11.5% per annum.

                                                                             13D
CUSIP No.   37184T 106                                               Page 4 of 7

Item 4.  Purposes of Transaction.

     The Reporting Persons' purposes for the acquisition of the Issuer securities may include, without limitation, plans or proposals such as the following: (1) dispositions of the Issuer securities through sales, transfers and other means of disposing of the securities; (2) causing the sale or transfer of assets of Issuer or any of its subsidiaries; (3) a change in the present board of directors or management of Issuer; (4) change in the capitalization or dividend policy of Issuer; (5) a change in Issuer's charter, bylaws or other corporate documents and instruments; (6) causing a class of securities of Issuer to be delisted or not traded on an exchange, system or association; (7) causing a class of securities of Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; (8) a corporate transaction, such as a merger, reorganization or liquidation involving Issuer or any of its subsidiaries; (9) a joint venture, partnership or management arrangement impacting Issuer, or any of its subsidiaries and/or affiliate entities or persons; (10) acquisitions of additional securities of Issuer; (11) other changes in Issuer's business or corporate structure; and (12) other actions similar to any of those listed above.

     On December 29, 2000, Reporting Person delivered a letter to the Issuer, a copy of which is attached hereto as Exhibit 99.1, detailing its interest in entering into a business combination with the Issuer. The letter contemplates that, Reporting Person would be prepared to offer, subject to the conditions set forth below,(a) $2.00 in cash and (b) .29 shares of common stock of Genesis for each share of common stock of Issuer. At yesterday's closing price for Genesis common stock ($17.375), this equates to a total value of approximately $7 per share of common stock of Issuer for all of the outstanding Shares of the Issuer in a merger of the Issuer and Reporting Person. Such a price would provide the Issuer's shareholders with a 170% premium to Issuer's December 28, 2000 closing price and a 100% premium to the recently announced tender offer of $3.50 per share. Any offer that Reporting Person would make would be subject to the performance of customary due diligence, execution of a definitive merger agreement between Reporting Person and the Issuer, receipt of the required regulatory approvals and the approval of the Issuer's shareholders.

     Reporting Person intends to review its investment in the Issuer or a continuing basis and depending on various factors, including the Issuer's business, affairs and financial position, other developments concerning the Issuer, the price level of the Issuer's Common Stock, conditions in the securities markets and general economic and industry conditions, as well as other investment opportunities available to it, may in the future take such actions with respect to its investment in the Issuer as it deems appropriate in light of the circumstances existing from time to time.

Item 5.  Interest in Securities of the Issuer.

     (a) Reporting Person beneficially owns 532,500 shares of common stock of Issuer, or approximately 7.1% of the outstanding shares of Issuer's common stock.

     (b) The  Reporting  Person  has sole  power to vote all shares set forth in item 5(a) above.

     (c) The following purchase were made on the Nasdaq open market on the following dates:

                                                                            13D
CUSIP No.   37184T 106                                               Page 5 of 5

                       Shares Purchased/Sold(-)*             Date Purchased/Sold           Purchase Price
                     ------------------------------        ------------------------    -----------------------
                                  7,000                           11/28/00                     $1.50
                                  3,000                           11/29/00                     $1.50
                                  9,500                           11/30/00                     $1.50
                                 10,000                           12/04/00                     $1.50
                                  8,500                           12/06/00                     $1.50
                                  1,000                           12/07/00                     $1.50
                                 10,000                           12/08/00                    $1.562
                                  3,500                           12/08/00                    $1.567
                                  2,500                           12/11/00                    $1.625
                                 15,000                           12/12/00                  $1.68759
                                  8,500                           12/13/00                 $1.669118
                                 17,000                           12/14/00                 $1.682353
                                 20,000                           12/15/00                   $1.6875
                                 20,000                           12/18/00                    $1.750
                                 24,000                           12/21/00                    $1.750
                                 10,000                           12/21/00                   $1.7550
                                 53,000                           12/22/00                   $1.7550
                                 10,000                           12/27/00                   $1.8750
                                 40,000                           12/27/00                  $1.98437
                                115,000                           12/29/00                   $2.7514
                                145,000                           12/29/00                     $3.08
                        Total:  532,500

(1) The shares were originally purchased by either Reporting Person or Ramy El-Batrawi, Chairman of the Board and Chief Executive Officer of Reporting Person, for the benefit of Reporting Person. Reporting Person is the sole beneficial owner of all of the listed shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Not applicable.

Item 7.  Material to Be Filed as Exhibits.

          See Index of Exhibits on page 7.

                                                                        13D
CUSIP No.   37184T 106                                               Page 6 of 7
                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  December 29, 2000               GENESISINTERMEDIA.COM, INC.



                                         By: /s/ Ramy El-Batrawi
                                             -------------------------------
                                             Ramy El-Batrawi
                                             Chief Executive Officer

                                                                        13D
CUSIP No.   37184T 106                                               Page 7 of 7

                                Index of Exhibits

Exhibit No.                Description

    99.1                   Proposal Letter
    99.2                   Press Release*

______

* Incorporated by reference to the Exhibit 99.1 to the Current Report filed by the Registrant on Form 8-K (Commission File No. 001-15029) dated December 29, 2000.